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                                              FILED PURSUANT TO RULE 424(B)(5)
                                              REGISTRATION NO. 33-98528


                           SUPPLEMENT TO PROSPECTUS,
                             DATED AUGUST 28, 1996

                                  PHYCOR, INC.

                                3,000,000 SHARES

                                  COMMON STOCK

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             The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this Supplement, dated October 1, 1996, is attached (the "Supplement"), relates to the resale by the holders thereof of up to 3,000,000 shares of the Company's Common Stock, no par value per share ("Common Stock"), issued upon the conversion of subordinated convertible notes issued or to be issued by the Company without registration under the Securities Act of 1933, as amended, in connection with the acquisition of the assets of single and multi-specialty medical clinics, the assets of individual physician practices and the assets of related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, this Prospectus also relates to the resale by certain holders of Common Stock issued upon the exercise of options granted by the Company prior to the adoption by the Company of its stock incentive plans and warrants issued as consideration for (i) consulting or other services provided or to be provided to the Company and (ii) the execution of a management or service agreement with the Company or an affiliate.

             This Supplement relates to the proposed resale by Boulder
Medical Center, P.C., a Colorado professional corporation (the "Clinic"), of 12,980 shares of the Company's Common Stock issued to the Clinic upon the partial conversion of a 7.0% Subordinated Convertible Note (the "Purchase Note"). The Company issued the Purchase Note to the Clinic in connection with the acquisition by PhyCor of Boulder, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Boulder"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic effective as of October 1, 1994 (the "Purchase Agreement").

             Terms defined in the Prospectus have the same meaning in this Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected on June 14, 1996 in the form of a 50% stock dividend.

             THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE
NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

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                The date of this Supplement is October 1, 1996.

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Selling Shareholder

             The Clinic operates a multi-specialty medical clinic in Boulder, Colorado and maintains two satellite locations in the area. The Clinic's principal office is located at 2750 Broadway, Boulder, Colorado 80304.

             The Company, through PhyCor-Boulder, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement and in connection therewith, the Company issued the Purchase Note to the Clinic. On January 4, 1996, the Clinic partially converted the Purchase Note, in accordance with its terms, into an aggregate of 180,762 shares of Common Stock. The Clinic resold 135,918 of such shares pursuant to a Prospectus Supplement dated January 4, 1996. The remaining shares were distributed on a pro rata basis to certain of the Clinic's existing shareholders. On April 1, 1996, the Clinic partially converted the Purchase Note, in accordance with its terms, into an aggregate of 31,551 shares of Common Stock. The Clinic resold 17,241 of such shares pursuant to a Prospectus Supplement dated April 2, 1996. The remaining shares were distributed on a pro rata basis to certain of the Clinic's existing shareholders. On July 1, 1996, the Clinic partially converted the Purchase Note, in accordance with its terms, into an aggregate of 11,424 shares of Common Stock. The Clinic resold 2,475 of such shares pursuant to a Prospectus Supplement dated July 1, 1996. The remaining shares were distributed on a pro rata basis to certain of the Clinic's existing shareholders. On October 1, 1996, the Clinic partially converted the Purchase Note, in accordance with its terms, into an aggregate of 15,640 shares of Common Stock. The Clinic intends to resell 12,980 of such shares (the "Resale Shares") pursuant to the terms of the Prospectus and this Prospectus Supplement. The remaining 2,660 shares will be distributed to one of the existing shareholders of the Clinic.

             In connection with the acquisition of the assets of the Clinic, PhyCor-Boulder entered into a Service Agreement, effective as of October 1, 1994 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Boulder provides the Clinic with the equipment and facilities used in the medical practice of the Clinic, manages Clinic operations and employs certain of the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement is in effect for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

             This Supplement relates to the resale of the Resale Shares by the Clinic. The Clinic has designated Equitable Securities Corporation ("Equitable"), a registered broker-dealer, as agent for the resale of the Resale Shares. The Resale Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market's National Market) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Equitable has agreed to use its best efforts to sell the Resale Shares on behalf of the Clinic. The Clinic and/or Equitable may effect such transactions by selling the Resale Shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Equitable and/or the purchasers of the Resale Shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or






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Equitable and any broker-dealers that act in connection with the sale of the
Resale Shares may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended, and any commissions received by (or discounts allowed to) them and any profit on the resale of the Resale Shares as principal may be deemed to be underwriting discounts and commissions.






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